                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

          For the month of October 2003





                                  Kookmin Bank

                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F    X    Form 40-F ___
                                      -

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes ___     No    X
                                              -

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                    Kookmin Bank's 2003 Third Quarter Results

On October 24, 2003, Kookmin Bank held an earnings conference and released its operating results for the third quarter of 2003. Followings are the key figures released during the conference, and full presentation material is available at Kookmin Bank website (www.kbstar.com) for further information.

The figures presented in this section have not been fully reviewed by our independent auditor yet, and therefore they may be subject to changes in the due course of review process.

1.   Financial Highlights

1.1  Balance sheet figures
  -------------------------------------------------------------------------------------------------------
                                                           As of the date indicated
                (tn Won)                -----------------------------------------------------------------
                                               Sep. 30, 2003         Dec. 31, 2002        % Change (YTD)
  -------------------------------------------------------------------------------------------------------
   Total Assets                                        190.2                 171.5                  10.9
                  Loans in Won                         124.7                 116.4                   7.1
  -------------------------------------------------------------------------------------------------------
   Total Liabilities                                   180.1                 161.5                  11.5
                  Deposits in Won                      131.2                 125.2                   4.8
  -------------------------------------------------------------------------------------------------------
   Total Stockholders' Equity                           10.1                  10.0                   1.0
  =======================================================================================================

1.2  Operating results
  -------------------------------------------------------------------------------------------------------
                                                   For the 9 month periods ended September 30
                (bn Won)                -----------------------------------------------------------------
                                                        2003                  2002        % Change (YoY)
  -------------------------------------------------------------------------------------------------------
   Operating Income                                    478.2               1,988.3           (DELTA)75.9
  -------------------------------------------------------------------------------------------------------
   Operating Income before
   Provisioning                                      3,191.8               2,947.0                   8.3
  -------------------------------------------------------------------------------------------------------
   Non-operating Income                       (DELTA)1,214.9                 197.9                   N.A
  -------------------------------------------------------------------------------------------------------
   Net Income                                   (DELTA)382.1               1,512.9                   N.A
  =======================================================================================================

2.   Key Financial Indicators

   . NIS (cumulative): 3.74%
   . NIM (cumulative): 3.26%
   . Return on assets (annualized): (DELTA)0.21%
   . Return on equity (annualized): (DELTA)3.32%

                                                                               2

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
3. Asset Quality
   -------------
-----------------------------------------------------------------------------------------------------------
                                                           As of the date indicated
                (bn Won)                -------------------------------------------------------------------
                                                  Sep. 30, 2003       Dec. 31, 2002       % Change (YTD)
-----------------------------------------------------------------------------------------------------------
  Total Loans for NPL Management                      144,020.5           132,178.2                  9.0
-----------------------------------------------------------------------------------------------------------
  Allowance for Loan Losses                             4,572.1             2,498.3                 83.0
-----------------------------------------------------------------------------------------------------------
  Substandard & Below Ratio                                4.84%               2.89%                1.95%p
-----------------------------------------------------------------------------------------------------------
  Coverage Ratio                                           65.6%               65.4%                 0.2%p
-----------------------------------------------------------------------------------------------------------
  Delinquency Ratio                                        3.49%               2.84%                0.65%p
===========================================================================================================

This document and the attached presentation material contain forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Kookmin Bank's current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from those anticipated. Although Kookmin Bank believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. Kookmin Bank undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Kookmin Bank
                                               -------------------------------
                                               (Registrant)





     Date: October 24, 2003                    By: /s/ Jong-Kyoo Yoon
                                               -------------------------------
                                               (Signature)

                                               Name:  Jong-Kyoo Yoon
                                               Title: Executive Vice President &
                                                      Chief Financial Officer

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